Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

22 February 2006

Director brings governance experience to Catalyst board

Vancouver, B.C. – Catalyst Paper today announced the appointment of David Unruh to its board of directors. Bringing a law degree and more than a decade of energy experience, Mr. Unruh is also a director of Westcoast Energy Inc. and Union Gas Limited, both Duke Energy companies.

“David’s executive and governance experience will be of great value to the board as our company continues to leverage its core business competencies to optimal advantage,” said Russell J. Horner, president and chief executive officer.

Mr. Unruh joined Westcoast Energy Inc. in 1993 as Senior Vice President, Law and Corporate Secretary. In 2002, he was appointed Senior Vice President and General Counsel for the North American operations of Duke Energy Gas Transmission. On his retirement from that position in 2003, Mr. Unruh assumed the role of non-executive Vice Chair of Westcoast Energy Inc. and Union Gas Limited, a role he held until 2005.

Prior to his move to British Columbia to join Westcoast Energy, Mr. Unruh practiced business law in Winnipeg, Manitoba most recently as a partner of Aikins, MacAulay & Thorvaldson, Barristers and Solicitors.

Mr. Unruh is also a director of the Canada Line Project, Corriente Resources Inc., Ontario Power Generation Inc., Pacific Northern Gas Ltd. and The Wawanesa Mutual Insurance Company.

He attained his B.A. in 1966 and his LLB in 1970 from the University of Manitoba. In 1979, Mr. Unruh was awarded an honorary Certified General Accountant degree. He is a member of the Manitoba Bar Association and the Canadian Bar Association.

Born and raised in Manitoba, Mr. Unruh now resides in West Vancouver, British Columbia.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces de-inked and market kraft pulp. With five mills employing 3,800 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.5 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the ticker symbol CTL. The company is headquartered in Vancouver, B.C.

For more information:

Media: Lyn Brown	Investors: Ralph Leverton
Vice-President, Corporate Affairs	Vice-President, Finance and CFO
604-654-4212	604-654-4040